4Q25 Earnings Call February 26, 2026

Cautionary Statement Regarding Forward - Looking Statements Matters discussed in this presentation may constitute forward - looking statements . Forward - looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts . The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward - looking statements . The forward - looking statements in this presentation are based upon various assumptions . Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations . | 2

| 3 PRESENTERS Andrés Campos President & CEO, BeFra Rodrigo Muñoz CFO, BeFra

Net Revenue +1.2 % EBITDA - 5.8% EBITDA Margin - 142 bps 19.0% 4Q25 Free Cash Flow $1,132 M +112.2% | 4 Slight Revenue growth despite continued sluggish on consumer spending EBITDA margin remains strong, although its YoY decrease was driven by temporary gross margin impacts Adj. Net Income - 42.8 % Adjusted net income remained solid; with unfavorable YoY comparison due to positive mark - to - market derivative accounting effects in 4Q24; without these, Adj. Net Income would have increased 5.6% YoY & Strong Free Cash Flow driven by reduction of excess inventory toward optimal levels SELECTED HIGHLIGHTS

Net Revenue +1.2 % EBITDA - 3.8% EBITDA Margin - 100 bps 18.7% Full Year 2025 Free Cash Flow $2,222 M +24.6% | 5 Revenue growth despite a difficult 1st quarter and slow consumption in main markets EBITDA decline mainly due to abnormal contraction in Q1 Adj. Net Income - 14.5 % Adjusted net income remained solid; however, YoY comparison was affected by positive mark - to - market derivative effects recorded in 2024 & Net Debt to EBITDA 1.56x Strong Free Cash Flow generation, with more than 83% of EBITDA converted into cash and inventory reduction releasing MXN $459M Healthy leverage supported by debt reduction and sustained profitability, improving from 1.75x to 1.56x SELECTED HIGHLIGHTS

| 6 6,343 5,727 5,992 5,723 4,198 6,355 7,184 7,589 966 928 925 953 2,317 3,085 7,260 10,040 11,508 13,010 14,101 14,265 2018 2019 2020 2021 2022 2023 2024 2025 Unique Growth Profile and Profitability Net Revenue - Million MXN 574 851 2,108 2,684 2,316 2,726 2,775 2,663 2018 2019 2020 2021 2022 2023 2024 2025 24.8% 27.6% 29.0% 26.7% 20.1% 21.0% 19.7% 18.7% EBITDA - Million MXN Betterware MX Jafra MX Jafra US ~30% CAGR Margin evolution reflects the growing contributions of Jafra, offset by strategic investments to support expansion initiatives ~25% CAGR

Pages / Strengthen Mexico Leadership Consolidate our position as market leader in Mexico New Brands or Categories Remain focused on exploring new categories in Mexico and beyond Regional Expansion Continue growing in the USA and keep expanding in Latin American markets 1 2 3 Digital Transformation Evolve our business model towards a digital P2P solution 4 Maintain financial discipline and control Maintain financial discipline and demonstrate the strength and timelessness of our business model 5 Strategic Pillars – 2025 to 2030 | 7

Pag es / Strengthen Mexico Leadership Consolidate our position as market leader in Mexico New Brands or Categories Remain focused on exploring new categories in Mexico and beyond Regional Expansion Continue growing in the USA and keep expanding in Latin American markets 1 2 3 4 Maintain financial discipline and control Maintain financial discipline and demonstrate the strength and timelessness of our business model 5 Strategic Pillars – 2025 to 2030 | 8 Digital Transformation Evolve our business model towards a digital P2P solution

Revenue (Million MXN) Mexico & Subs The year reflected consumption volatility in Mexico; however, 4Q was the strongest quarter, showing signs of return to growth in revenue as well as Associates and Distributors First year since COVID with net growth from 1Q to 4Q in sales force, signaling a sustained recovery trend | 9 1,555 1,403 1Q 1,476 1,459 2Q 1,466 1,388 3Q 1,495 1,474 4Q - 9.8% - 1.2% - 5.3% - 1.4% 2024 2025 5,992 2024 5,723 2025 - 4.5% Subsidiaries include: Betterware Guatemala, Andean, and Credilazos which only represent 0.6% of total revenue in 2025 EBITDA (Million MXN) 382 261 1Q 304 291 2Q 280 313 3Q 330 264 4Q - 31.6% - 4.5% +11.7% - 20.2% 1,297 2024 1,128 2025 - 13.0% Performance was affected by temporary FX related impacts on inventory valuation and losses from derivative positions due to a stronger - than - expected peso 21.6% 22.1% 19.1% 20.6% 24.6% 2024 19.7% 17.9% 22.5% 19.9% 18.6% 2025 EBITDA Margin 717 645 713 657 694 676 694 667 Avg Stencil (‘000)

4 1 Pa ge s / ACHIEVEMENTS 2025 2026 SELECTED STRATEGIC INITIATIVES 2 3 Revamp innovation levers, expanding licensing beyond Disney, strengthening fast consumption products, and launching world cup special edition line 1 2 Revamped core categories while expanding new categories like home wellness 3 | 10 Improved incentive programs to drive sales force growth and expanded our rewards (e.g., online education, health and travel) Revamp our catalogue design , after almost 3 years with the same catalogue design line Segment our incentive program for better Associate service, with “direct to associate” delivery, and a new Better Fan plan 5 Improved our B+ app features, including our new “product ideas” function, where sales force sends us their ideas for products Improved our field management system , refining tracking and incentives based on Associate lifecycle stage Launch our new payments system in partnership with Broxel , a prominent f intech in Mexico 4 Mexico & Subs Continue enhancing technology , with new B+ app features and the launch of a new CRM with Salesforce

Mexico Revenue (Million MXN) • Despite a challenging consumption environment, the beauty market remained resilient achieving record high sales in the quarter • The slight decline in stencil was driven by aggressive productivity - focused promotions. Strategy is being rebalanced to support sustainable growth in both stencil and productivity | 11 1,850 1,870 1Q 1,671 1,854 2Q 1,624 1,752 3Q 2,039 2,113 4Q +1.1% +10.9% +7.9% +3.6% 2024 2025 7,184 2024 7,589 2025 +5.6% Adjusted EBITDA (Million MXN) 383 287 1Q 344 393 2Q 318 418 3Q 441 453 4Q - 25.2% +14.2% +31.3% +2.7% 1,486 2024 1,551 2025 +4.3% • Adjusted EBITDA recovered from a weak first quarter and returned to full - year growth • Margin remained within a healthy range despite deliberate investment in selected gross margin initiatives 469 468 432 438 403 412 476 439 20.7% 21.6% 19.6% 20.6% 20.7% 2024 20.4% 21.4% 23.8% 21.2% 15.3% 2025 EBITDA Margin Avg Stencil (‘000)

4 1 Pa ge s / 2 3 Refocus on innovation, expanding Disney licensing, launching new skincare lines, and entering Haircare in 2H26 1 2 Re - design of our most prominent core lines like royal jelly, royal body, double nature and Navigo, among others 3 | 12 Launched strengthened productivity incentives enhancing associate productivity Strengthen our “ sample trial ” initiatives, to help consultants show real product experience, together with catalogue demonstration Begin new subscription initiatives to drive retention and overall experience satisfaction 5 5 Improved our field management operations , with less expenditure in non productive fronts changing gears to real field work Live the benefits of recently re - designed catalogue improving product visibility and conversion Launched the new Shopify + platform enabling personalized social selling links Segment Associate incentives to better cater different needs, like Betterware Launched J+ platform and new CRM , upgrading technology and service capabilities 4 ACHIEVEMENTS 2025 2026 SELECTED STRATEGIC INITIATIVES Mexico

Pag es / Strengthen Mexico Leadership Consolidate our position as market leader in Mexico New Brands or Categories Remain focused on exploring new categories in Mexico and beyond Regional Expansion Continue growing in the USA and keep expanding in Latin American markets 1 2 3 4 Maintain financial discipline and control Maintain financial discipline and demonstrate the strength and timelessness of our business model 5 Strategic Pillars – 2025 to 2030 | 13 Digital Transformation Evolve our business model towards a digital P2P solution

US - USD Revenue (Million USD) | 14 11.6 11.1 1Q 14.1 12.8 2Q 12.7 12.7 3Q 12.2 13.0 4Q - 4.7% - 8.9% 0.0% +6.6% 2024 2025 50.6 2024 49.6 2025 - 2.0% • Maintained growth momentum throughout the year, achieving the first YoY growth quarter and strengthening the business growth trajectory EBITDA ( Million USD ) - 0.6 - 0.6 1Q 0.4 - 0.3 2Q - 0.3 - 0.4 3Q 0.0 0.6 4Q - 0.5 2024 - 0.8 2025 - 72.4% • Following tighter cost control, the business closed the year with a profitable quarter • Excluding legal expenses, full - year EBITDA would have been approximately $869K USD 30 25 31 27 30 26 27 26 - 0.9% 0.4% - 2.7% 3.0% - 5.0% 2024 - 1.6% 4.3% - 3.5% - 2.1% - 5.7% 2025 EBITDA Margin Avg Stencil (‘000) 0.9 *Without legal expenses

1 Pa ge s / 2 3 Re focus on innovation in all categories, after a year of renovation in 2025 and launch Disney licensed products in the US 1 2 3 | 15 Launched our new incentive program , completely revamping it for further focus on expansion. Included new rewards section Benefited from our new Shopify platform launched in year end 2024, improving user experience Strengthen our “ sample trial ” initiatives, to enhance product experience and conversion Strengthen our merchandising techniques leveraging Betterware and Jafra Mexico expertise Launch new “payment terms” methodology for Associates, so they don ´ t have to invest in working capital to start and maintain their businesses, such as we do in Mexico 4 Re - design of our most prominent core lines like royal jelly, royal body, double nature and Navigo, among others ACHIEVEMENTS 2025 2026 SELECTED STRATEGIC INITIATIVES US

Geographic Expansion • Replicate business model • Andean + Central America $6.1B TAM • Penetrate new markets organically and selectively through acquisitions 8.0 2.3 0.9 2.1 Source: Direct Selling Association Andean Region Total market size $5.3 Bn . Expansion into Ecuador enables us to expand to the rest of the Andean region. (Ecuador, Peru and Colombia) 5.7 Central America Total market size $770M 0.8 1.6 1.0 Andean Southern Cone Region Total market size $2.8 Bn . (Argentina, Chile, Uruguay) Brazil Total market size $8.0 Bn Direct Selling Markets 0.6 | 16

Ecuador Revenue & Associates Guatemala revenue Ecuador • +11,500 associates and +730 distributors • More than 7x associates since May • Colombia operations launch scheduled for March 2nd Guatemala • Total sales up almost 50% since beginning of the year • The number of associates has increased by approximately 35% since the start of the year 1,492 1,771 1,826 1,991 Net Revenue ( Million Mxn ) 1Q25 2Q25 3Q25 4Q25 4.0 4.1 5.2 6.0 +50.0% Net Revenue (Million Mxn ) 5,969 11,512 Associates 3Q25 4Q25 11.6 17.7 +52.7% | 17

Pag es / Strengthen Mexico Leadership Consolidate our position as market leader in Mexico New Brands or Categories Remain focused on exploring new categories in Mexico and beyond Regional Expansion Continue growing in the USA and keep expanding in Latin American markets 1 2 3 4 Maintain financial discipline and control Maintain financial discipline and demonstrate the strength and timelessness of our business model 5 Strategic Pillars – 2025 to 2030 | 18 Digital Transformation Evolve our business model towards a digital P2P solution

64 76 73 9 11 8 2024 Sep 2025 LTM 2025E 25% 31% 30% Food Containers and Drinkware Transaction Summary | 19 ▪ Acquiring 100 % of LatAm businesses , including : Running operations in Mexico and Brazil, with respective production plants, as well as perpetual royalty free license of all Latam ▪ Value of US $ 250 million , consisting of US $ 215 million in debt funded cash and US $ 35 million in new BeFra shares . Implied acquisition multiple of 3 . 1 x EV/EBITDA 2025 E 1 and 5 . 6 x P/E 2025 E ▪ Closing is estimated in Q 2 26 , with the approval of antitrust office in Mexico Mexico Brazil $73 $81 $87 Revenue – USD mm 169 172 175 122 108 94 2024 Sep 2025 LTM 2025E $291 $269 $280 EBITDA and Margin – USD mm 1 – All 2025 E figures for Tupperware LatAm reflect BeFra’s estimates based on diligence review 2 – The applicable margin may vary depending on the level of Total Debt / EBITDA LTM Strategic Rationale ▪ Grow Tupperware in its existing markets , replicating our proven business model including innovation, technology and business intelligence . Tupperware is the reference brand in food container category, and there is huge potential to take advantage of that for revenue growth . ▪ Tap Brazil market for Befra , entering with a solid $ 100 M worth operation and potential to introduce Betterware by leveraging Tupperware’s footprint . ▪ Diversify sourcing with two state of the art manufacturing facilities operating below capacity that can be leveraged for TW expansion and BW product nearshoring . ▪ Move with experience , given Luis Campos’ knowledge of the business and the category, given his previous tenure with Tupperware . ▪ Benefit from a highly accretive acquisition , where we estimate a ~ 40 % accretion value derived from purchase price .

Food Containers and Drinkware What's next | 20 Transaction approval from Antitrust Agency Expected during 2Q 2026 Return to growth in current markets Expand into new regions Leverage Tupperware’s manufacturing plant Fully integrate Tupperware into BeFra Leverage Tupperware’s Brazil operation Mid Term Short Term Long Term

Pag es / Strengthen Mexico Leadership Consolidate our position as market leader in Mexico New Brands or Categories Remain focused on exploring new categories in Mexico and beyond Regional Expansion Continue growing in the USA and keep expanding in Latin American markets 1 2 3 4 Maintain financial discipline and control Maintain financial discipline and demonstrate the strength and timelessness of our business model 5 Strategic Pillars – 2025 to 2030 | 21 Digital Transformation Evolve our business model towards a digital P2P solution

 LEVERAGE OUR DATA  GROW OUR DISTRIBUTORS AND ASSOCIATES BUSINESS  Our Digital Transformation Pillars  DIGITIZE OUR CORE Accelerate growth through a phygital platform maximizing every P2P interaction 4 Digital Transformation Platform enhancements for ease of doing business Increase digital commerce through social selling model Agentic capabilities for Commercial use cases Initiatives Customer Service Automation Personalized communication for seller enablement Commercial Processes automation Leverage Digital Analytics Product & Customer Behavior Data Foundations for AI ready | 22

Pag es / Strengthen Mexico Leadership Consolidate our position as market leader in Mexico New Brands or Categories Remain focused on exploring new categories in Mexico and beyond Regional Expansion Continue growing in the USA and keep expanding in Latin American markets 1 2 3 4 Maintain financial discipline and control Maintain financial discipline and demonstrate the strength and timelessness of our business model 5 Strategic Pillars – 2025 to 2030 | 23 Digital Transformation Evolve our business model towards a digital P2P solution

Adjusted EBITDA ( Million Mxn ) 755 656 591 771 535 678 722 726 1Q 2Q 3Q 4Q - 29.1% +3.4% +22.2% - 5.8% 2,775 2024 2,663 2025 - 4.0% | 24 2024 2025 295 151 1Q 304 327 2Q 184 314 3Q 437 250 4Q - 48.7% +7.8% +71.1% - 42.8% Adjusted Net Income • 19.0% quarterly margin despite temporary GM impacts that affected QoQ comparison • FY EBITDA margin at 18.7%, mainly impacted by Q1 contraction and prior - year derivative accounting effects ( Million Mxn ) 1,219 2024 1,043 2025 - 14.5% • Adjusted n et income YoY comparison was affected by an almost $200M positive “mark to market” effect of derivative positions in 2024 19.7% 20.4% 17.8% 19.4% 21.0% 2024 18.7% 19.0% 21.4% 19.1% 15.3% 2025 EBITDA Margin

Free Cash Flow FCF increased 106% YoY in 4Q25, closing the year with a 24.6% increase, mainly driven by inventory reduction at BWMX totaling MXN 459M 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 360 458 417 548 - 56 592 554 1,132 +106.5% 48% 70% 71% 71% - 10% 87% 77% 155% FCF - to - EBITDA FCF Dividends 24th consecutive quarters of paying dividends since IPO, maintaining a 32% TTM Dividend - to - EBITDA ratio despite volatile market consumption and while reducing leverage and investing in geographic expansion 2020 2021 2022 2023 2024 2025 830 1,400 950 649 998 850 31.9% 36.0% 23.8% 41.0% 52.2% 39.4% %EBITDA Dividends Paid (12 - Month Comparable Basis) | 25 2024 2025 1,784 2,222 +24.6% 64% 83% (Millions MXN) (Millions MXN)

0.1 0.1 0.1 0.1 0.1 0.1 1.5 1.5 1.6 6.7 6.7 6.4 6.0 5.8 5.7 5.5 5.4 5.4 5.3 5.2 5.7 5.5 5.2 4.5 1Q’20 2Q’20 3Q’20 4Q’20 1Q’21 2Q’21 3Q’21 4Q’21 1Q’22 2Q’22 3Q’22 4Q’22 1Q’23 2Q’23 3Q’23 4Q’23 1Q’24 2Q’24 3Q’24 4Q’24 1Q’25 2Q’25 3Q’25 4Q’25 - 0.15 - 0.40 - 0.67 - 0.25 - 0.16 - 0.13 0.08 0.13 2.81 3.07 2.43 2.24 2.02 2.08 1.83 1.78 1.80 1.76 1.76 2.08 1.97 1.80 1.56 0.39 Net Debt/Ebitda Total Debt Total Debt through the years Strong Capability on Paying Debt We continue to deleverage our Jafra acquisition at a disciplined pace: • Net Debt/EBITDA went from 3.07 in 2022 to 1.56 in 3 years • Total of $700M of debt paid in 2025 (‘ 000 Millions MXN) | 26

Pag es / Strengthen Mexico Leadership Consolidate our position as market leader in Mexico New Brands or Categories Remain focused on exploring new categories in Mexico and beyond Regional Expansion Continue growing in the USA and keep expanding in Latin American markets 1 2 3 4 Maintain financial discipline and control Maintain financial discipline and demonstrate the strength and timelessness of our business model 5 Strategic Pillars – 2025 to 2030 | 27 Digital Transformation Evolve our business model towards a digital P2P solution

Thank you. INVESTOR RELATIONS befra.com ir@better.com.mx